FLAHERTY & CRUMRINE PREFERRED INCOME OPPORTUNITY FUND
EXHIBIT TO ITEM 77D

INVESTMENT POLICY MODIFICATION

      On February 3, 2011, the Fund announced the following changes to its investment policies. These changes were effective on April 4, 2011.

      Old Policy: At time of purchase, at least 75% of the securities that the Fund will acquire will be rated investment grade by either Moody's Investors Services, Inc. ("Moody's") or Standard & Poor's Corporation
("S&P"), or, if unrated, judged to be comparable in quality. In addition, the Fund may invest up to 25% of its assets at the time of purchase in securities rated below investment grade by both Moody's and S&P, if (a) such securities are rated at least "Ba3" by Moody's or "BB-" by S&P and (b) such securities are issued by an issuer having an outstanding class of senior debt rated investment grade at the time of purchase. Thus, the Fund may not invest in securities rated below "Ba3" by Moody's and below "BB-" by S&P.

      New Policy: At time of purchase, at least 75% of the securities that the Fund will acquire will be rated investment grade by any one of Moody's, S&P or Fitch
Ratings Group ("Fitch"). In addition, the Fund may invest up to 25% of its assets at the time of purchase in securities rated below investment grade by all of Moody's, S&P and Fitch, provided that (a) such securities are rated at least "Ba3" by Moody's, "BB-" by S&P, or "BB-" by Fitch or (b) such securities are issued by an issuer having an outstanding class of senior debt rated investment grade by any one of Moody's, S&P, or Fitch at the time of purchase. Thus, the Fund may invest in securities rated below "Ba3" by Moody's, "BB-" by S&P and "BB-" by Fitch if the issuer has investment grade senior debt outstanding.

Impact of Changes:

(1)	Fitch is now one of the approved ratings
agencies for determining whether a security meets the definition of "investment grade" for purposes of the Fund's policy of investing at least 75% of its assets in securities rated investment grade at the time of purchase or in securities of equivalent quality;

(2)	The Fund may now purchase securities rated below
Ba3/BB-/BB- by each of Moody's, S&P and Fitch, respectively, as long as the senior debt of the same issuer is rated investment grade by any one of Moody's, S&P or Fitch at the time of purchase; and

(3)	If the senior debt of an issuer is unrated or it
has no outstanding senior debt, the Fund may now purchase its preferred securities if they are rated at least Ba3/BB-/BB- by any one of Moody's, S&P or Fitch, respectively.

      As a result of these changes, a security would be counted as investment grade if it had an investment grade rating by any one of Moody's, S&P or Fitch, even if the other two rating agencies rated it below investment grade. The effect of this change would be to reduce the Fund's holdings deemed below investment grade purchases, as of January 31, 2011, from 16.4% to 12.5%. In addition, the Fund would be authorized to purchase below Ba or BB securities of investment grade issuers, subject to an overall 25% limit on purchasing below investment grade securities. While this change would permit the Fund to acquire securities rated B and below, the Fund's adviser has no current intention of doing so.

      As before, the Fund will apply the ratings criteria at the time of purchase and the Fund will not be required to dispose of securities if, after purchase, they are downgraded, although the adviser may take this into account in determining whether to retain the security. As a result, more than 25% of the Fund's holdings at any time may be rated below investment grade or in equivalent securities. In addition, as before, the Fund may invest in unrated securities that the Fund's investment adviser deems to be comparable in quality to rated issues in which the Fund is authorized to invest.

      Risks of Investing in Securities Rated Below Ba3/BB-

      The Fund can purchase below-investment grade securities with ratings of at least Ba3 by Moody's and BB- by S&P and Fitch; such ratings generally indicate an issuer that is less vulnerable to non-payment of its obligations than other speculative issuers. The issuer, however, faces major ongoing uncertainty or exposure to adverse business, financial or economic conditions that could lead to inadequate capacity to meet its financial commitments. Under the Fund's new investment policy with respect to the investment grade rating of securities, the Fund may invest in securities with ratings below Ba3/BB-so long as the issuer of such securities has an outstanding class of senior debt rated investment grade by any one of Moody's, S&P or Fitch. Although a company's senior debt rating may be investment grade, an underlying security issued by such company in which the Fund may invest may have a lower than investment grade rating. A security with a rating below Ba3/BB- generally indicates the issuer of such security has a high degree of vulnerability of not paying its financial obligations.
A security rated B1 to B3 by Moody's, or B+ to B- by S&P or Fitch, for example, indicates an issuer that is more vulnerable to not paying its obligations than a Ba3 or BB- issuer; the issuer, however, currently has the capacity to meet its financial commitments, although adverse business, financial, or economic conditions will likely impair the issuer's capacity or willingness to meet its financial commitments. Securities rated Caa by Moody's or CCC by S&P or Fitch indicate an issuer that is highly speculative and likely to be in, or very near default with some prospects of recovery of principal and interest, although the issuer is dependent upon favorable business, financial, and economic conditions to meet its financial commitments. Securities rated below Caa or CCC generally indicate an issuer that is highly vulnerable to not paying its obligations or that has defaulted on an obligation.